UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2013

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	September 25, 2013	By	/s/ Wang Jian
		Name:	Wang Jian
		Title:	Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other appropriate independent advisers.

If you have sold or transferred all your shares in China Eastern Airlines Corporation Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

CONTINUING CONNECTED TRANSACTIONS

AND

MAJOR TRANSACTION

Independent Financial Adviser

to the Independent Board Committee and the Independent Shareholders

25 September 2013

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“associate(s)”	has the meaning ascribed thereto under the Listing Rules;

“Board”	means the board of directors of the Company;

“Catering Services Renewal Agreement”	has the meaning as set out under the section headed “Catering Services Renewal Agreement” on page 12 of this circular;

“CEA Holding”	means 中國東方航空集團公司 (China Eastern Air Holding Company), a wholly PRC state-owned enterprise and the controlling shareholder of the Company holding directly and indirectly approximately 64.35% of its issued share capital as at the Latest Practicable Date;

“CEA Holding Group”	means CEA Holding and its subsidiaries and other associates, excluding the Group;

“CES Finance”	means 東航金戎控股有限責任公司 (CES Finance Holding Co. Ltd), which, as at the Latest Practicable Date, is a wholly-owned subsidiary of CEA Holding;

“CES Finance Entities”	means CES Finance and its subsidiaries;

“Company”	means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“connected person(s)”	has the meaning ascribed thereto under the Listing Rules;

“Directors”	means the directors of the Company;

“Eastern Air Catering Company”	means 東方航空食品投資有限公司 (Eastern Air Catering Investment Co. Ltd.), which, as at the Latest Practicable Date, is directly interested as to 55% by, and is thus an associate of, CEA Holding;

DEFINITIONS

“Eastern Air Catering Entities”	means Eastern Air Catering Company and its subsidiaries;

“Eastern Air Finance Company”	means 東航集團財務有限責任公司 (Eastern Air Group Finance Company Limited), which, as at the Latest Practicable Date, is directly interested as to approximately 53.75% by, and is thus an associate of, CEA Holding;

“Eastern Air Finance Entities”	means Eastern Air Finance Company and its subsidiaries;

“EGM”	means the extraordinary general meeting of the Company to be convened for the purpose of approving, among others, the Financial Services Renewal Agreement and the Catering Services Renewal Agreement;

“Existing Catering Services Agreement”	means the catering services agreement dated 15 October 2010 entered into between the Eastern Air Catering Company and the Company, details of which are found in the paragraphs headed “Catering Services Renewal Agreement” on pages 16 to 17 of the Company’s announcement dated 15 October 2010 and the Company’s circular dated 29 October 2010;

“Existing Continuing Connected Transactions”	means the existing continuing connected transactions of the Company with the CEA Holding Group as more particularly described in the announcements of the Company dated 15 October 2010 and 16 January 2013 and the circular of the Company dated 29 October 2010;

“Existing Financial Services Agreement”	means the financial services agreement dated 15 October 2010, as supplemented by an agreement dated 16 January 2013, entered into between the Eastern Air Finance Company and the Company, details of which are found in the paragraphs headed “Financial Services Renewal Agreement” on pages 7 to 10 of the Company’s announcement dated 15 October 2010, the Company’s announcement dated 16 January 2013 and the Company’s circular dated 29 October 2010;

“Financial Services Renewal Agreement”	has the meaning as set out under the section headed “Financial Services Renewal Agreement” on page 6 of this circular;

DEFINITIONS

“Group”	means the Company and its subsidiaries;

“Hong Kong”	means Hong Kong Special Administrative Region of the People’s Republic of China;

“Independent Board Committee”	means the independent board committee of the Company comprising the independent non-executive Directors formed to advise the Independent Shareholders in respect of: (i) the transactions relating to the provision of deposit services under the Financial Services Renewal Agreement; and (ii) the transactions under the Catering Services Renewal Agreement, and their respective associated annual caps;

“Independent Financial Adviser”	means Shenyin Wanguo Capital (H.K.) Limited, the independent financial adviser to the Independent Board Committee and the Independent Shareholders and a licensed corporation for carrying out type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities under the SFO;

“Independent Shareholders”	means shareholders of the Company, other than CEA Holding and its associate(s), if any;

“Latest Practicable Date”	means 19 September 2013, being the latest practicable date for ascertaining certain information included herein before the printing of this circular;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“PRC”	means the People’s Republic of China;

“Renewed Continuing Connected Transactions”	means the renewed continuing connected transactions of the Company with the CEA Holding Group as more particularly described in the sections headed “Property Leasing Renewal Agreement”, “Financial Services Renewal Agreement”, “Import and Export Agency Renewal Agreement”, “Catering Services Renewal Agreement”, “Sales Agency Services Renewal Agreement”, “Maintenance and Repair Services Renewal Agreement” and “Advertising Services Renewal Agreement” of the Company’s announcement dated 30 August 2013;

DEFINITIONS

“RMB”	means Renminbi yuan, the lawful currency of the PRC;

“SFO”	means the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

“Shanghai Listing Rules”	means the 上海証券交易所股票上市規則 (Rules Governing Listing of Securities on the Shanghai Stock Exchange);

“Shareholder(s)”	means the shareholder(s) of the Company;

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited; and

“%”	means per cent.

LETTER FROM THE BOARD

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

Directors:		Legal address:
Liu Shaoyong	(Chairman)	66 Airport Street
Ma Xulun	(Vice Chairman, President)	Pudong International Airport
Xu Zhao	(Director)	Shanghai
Gu Jiadan	(Director)	The PRC
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)	Head office:
2550 Hongqiao Road
Independent non-executive Directors:		Shanghai
Sandy Ke-Yaw Liu		The PRC
Ji Weidong
Shao Ruiqing		Principal place of business
Li Ruoshan		in Hong Kong:
Unit B, 31/F.
United Centre,
95 Queensway,
Hong Kong

Hong Kong share registrar and
transfer office:
Hong Kong Registrars Limited
Rooms 1712–1716
17th Floor, Hopewell Centre
183 Queen’s Road East
Hong Kong

25 September 2013

To the Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS

AND

MAJOR TRANSACTION

INTRODUCTION

Reference is made to the announcement of the Company dated 30 August 2013 in relation to the Renewed Continuing Connected Transactions and the notice of EGM dated 13 September 2013.

LETTER FROM THE BOARD

In order to better manage the Existing Continuing Connected Transactions and to regulate the continuing business relationships between the Group and the CEA Holding Group, the Company entered into respective renewed agreements relating to the Existing Continuing Connected Transactions.

With respect to: (i) the provision of deposit services under the Financial Services Renewal Agreement; and; (ii) the transactions under the Catering Services Renewal Agreement, the relevant “percentage ratio” applicable to such transactions for the purpose of Chapter 14A of the Listing Rules is expected to exceed 5% on an annual basis in the on-going performance of the agreement. Such transactions therefore constitute non-exempt continuing connected transactions of the Company under the Listing Rules, and such transactions together with their respective associated annual caps will be subject to approval by the Independent Shareholders at the EGM. Furthermore, as the relevant applicable percentage ratios set out in the Listing Rules in respect of the provision of deposit services under the Financial Services Renewal Agreement are expected to exceed 25% but be less than 75%, therefore they also constitute major transactions pursuant to the Listing Rules and are accordingly subject to the reporting, announcement and shareholders’ approval requirements under Chapter 14 of the Listing Rules.

The purpose of this circular is to give Shareholders information on matters to be dealt with at the EGM, which includes the approvals of the transactions relating to: (i) the provision of deposit services under the Financial Services Renewal Agreement; and (ii) the Catering Services Renewal Agreement.

FINANCIAL SERVICES RENEWAL AGREEMENT

The Eastern Air Finance Company is a non-bank finance company approved and regulated by the relevant PRC regulatory authorities including the People’s Bank of China and the China Banking Regulatory Commission.

CES Finance is principally engaged in industry investment, real estate investment and development, investment management, corporate property trust management, investment consultant (excluding broker), metal materials, chemical products (excluding hazardous products), sales of edible agricultural products and import and export of cargo and technology.

Please refer to the paragraphs headed “Financial Services Renewal Agreement” on pages 7 to 10 of the Company’s announcement dated 15 October 2010, the Company’s announcement dated 16 January 2013 and the Company’s circular dated 29 October 2010 for the background and history of the Existing Financial Services Agreement.

On 30 August 2013, the Company entered into an agreement relating to the renewal of the Existing Financial Services Agreement with the Eastern Air Finance Company and CES Finance, pursuant to which the Eastern Air Finance Company and its subsidiaries (each a “Eastern Air Finance Entity” and collectively the “Eastern Air Finance Entities”) and CES Finance and its subsidiaries (each a “CES Finance Entity” and collectively the “CES Finance Entities”) will from time to time provide the Group with a range of financial services including: (i) deposit services by the Eastern Air Finance Entities; (ii) loan and financing services by the Eastern Air Finance Entities; and (iii) other financial services such as: (a) the provision of trust loans, financial guarantees and credit references by the Eastern Air Finance Entities; and (b) broker services for future products (e.g. crude oil, foreign exchange and national debt) by the CES Finance Entities (the scope of “other financial services” is not limited and different services may be provided to the Group as and when they are needed) (the “Financial Services Renewal Agreement”).

LETTER FROM THE BOARD

Term

Subject to approval being obtained from the Independent Shareholders at the EGM in respect of the provision of deposit services only, the Financial Services Renewal Agreement will be effective for a term of 3 years commencing from 1 January 2014 to 31 December 2016.

With effect from 1 January 2014, the Existing Financial Services Agreement will be terminated.

Pricing

Under the Financial Services Renewal Agreement:

(a)	The respective Eastern Air Finance Entity shall accept deposits from the Group at interest rates not lower, and thus no less favourable, than the relevant rates set by the People’s Bank of China for similar deposits, which are publicly available on the website of the People’s Bank of China;

(b)	The respective Eastern Air Finance Entity shall provide loan and financing services to the Group at interest rates not higher than the relevant rates set by the People’s Bank of China for similar services, which are publicly available on the website of the People’s Bank of China;

(c)	In respect of the provision of all types of other financial services, such as the provision of trust loans, financial guarantees, credit references and broker services for future products (e.g. crude oil, foreign exchange and national debt), the fees and charges payable by the relevant member(s) of the Group to the respective Eastern Air Finance Entity and CES Finance Entity shall be determined by reference to the applicable standard fees and charges, which are publicly available information, as specified by regulatory authorities such as the People’s Bank of China from time to time, and if no such standard fees and/or charges have been specified by any regulatory authorities such as the People’s Bank of China for the particular services, such services shall be provided by the respective Eastern Air Finance Entity and CES Finance Entity on terms no less favourable than terms available from commercial banks or broker companies in the PRC, such as Industrial and Commercial Bank of China and China Construction Bank. The fees and charges, together with other details in respect of each specific transaction for the particular services, will then be recorded in separate implementation agreement(s) between the relevant member(s) of the Group and the respective Eastern Air Finance Entity and CES Finance Entity in the performance of the Financial Services Renewal Agreement;

LETTER FROM THE BOARD

(d)	The maximum balance of the Group’s deposits in the Eastern Air Finance Entities shall not be more than the maximum outstanding balance of loans (including other financial crediting services) provided by the Eastern Air Finance Entities to the Group; and

(e)	The daily balance of the Group’s deposits in the Eastern Air Finance Entities in each financial year shall not be more than the daily outstanding balance of loans (including other financial crediting services) provided by the Eastern Air Finance Entities to the Group in that particular financial year.

The service charges pursuant to the Financial Services Renewal Agreement are payable by the Group in accordance with the particular circumstances of the utilisation of each service.

In respect of deposit services and loan and financing services, the interests on deposits and the expenses on loans are payable on a quarterly basis. In respect of other financial services, the service fees and charges are payable based on the actual amount incurred of each transaction as specified in the implementation agreement(s) between the relevant member(s) of the Group and the respective Eastern Air Finance Entity and CES Finance Entity. The payment terms are in line with market practice.

With regard to the deposit services, Eastern Air Finance Entity will inform the Company’s finance department the relevant rates set by the People’s Bank of China for similar services and provide the Company with the cap value of the interest rate stipulated by the government when the Group’s deposits are being placed in the Eastern Air Finance Entities, which rates shall be independently verified by the Company. In addition, the Company will consider the quality of services provided by Eastern Air Finance Entities and other third party banks or financial institutions in making its choice of service provider. With regard to the loan and financing services, the Company’s finance department will check the relevant rates set by the People’s Bank of China for similar services and compare with the rates provided by other commercial banks when loans and financing services are needed by the Group.

To further safeguard the Group’s fund security, the Company’s finance department shall obtain and review the latest audited annual report of Eastern Air Finance Company to assess the risk before the deposits are actually made by the Company. During the period the deposits are placed with the Eastern Air Finance Entity, the Company’s finance department shall have access to and review the financial reports of Eastern Air Finance Company regularly to assess the risk of the Group’s deposits in the Eastern Air Finance Entities. In addition, Eastern Air Finance Company will inform the Company’s finance department the balance of the Group’s deposits in the Eastern Air Finance Entities and the balance of loans provided by the Eastern Air Finance Entities to the Group on a monthly basis. The finance department of the Company will designate a person who is specifically responsible to monitor the relevant rates set by the People’s Bank of China for similar deposits and loan and financing services and the policy promulgated by the People’s Bank of China to ensure that each transaction is conducted in accordance with the pricing policy above under the Financial Services Renewal Agreement.

LETTER FROM THE BOARD

In respect of other financial services, the Company’s finance department will check the standard fees and charges as specified by PRC regulatory authorities and, if necessary, the fees and charges provided by commercial banks or broker companies in the PRC and compare with the fees and charges provided by Eastern Air Finance Entity and CES Finance Entity in accordance with the implementation agreement(s) between the relevant member(s) of the Group and the respective Eastern Air Finance Entity and CES Finance Entity to ensure the service fees and charges will be no less favourable to the Company than terms available from other commercial banks and broker companies. Moving forward, the Company expects to obtain at least two or more offers before deciding to choose the Eastern Air Finance Entity, CES Finance Entity or other commercial bank or financial institution as service provider.

Reasons for and benefits of the transaction

As mentioned above, under the Financial Services Renewal Agreement, the Group will receive interest on its moneys deposited with the respective Eastern Air Finance Entity at rates which are no less favourable than the relevant rates set by the People’s Bank of China, and will be able to obtain loans and financing from the respective Eastern Air Finance Entity at interest rates no higher than such rates.

Further, the Company is not restricted under the Financial Services Renewal Agreement to approach, and in fact may choose, any bank or financial institution to satisfy its financial service needs. Its criteria in making the choice could be made on costs and quality of services. Therefore, the Group may, but is not obliged to, continue to use the Eastern Air Finance Entities’ services if the service quality provided is competitive. Having such flexibility afforded under the Financial Services Renewal Agreement, the Group is able to better manage its current capital and cashflow position. In addition, it is also expected that the Eastern Air Finance Entities will provide more efficient settlement service to the Group, as compared to independent third-party banks.

Accordingly,

(a)	With regard to the transactions relating to the provision of loan and financing services and “other financial services” under the Financial Services Renewal Agreement, the Directors believe that the entering into such transactions will be beneficial to the Group and its business developments, and in turn is believed to be conducive to the interests of the Shareholders, and that the terms of such transactions are fair and reasonable and in the interests of the Shareholders as a whole; and

(b)	With regard to the transactions relating to the provision of deposit services under the Financial Services Renewal Agreement, the Directors (excluding the independent non-executive Directors) believe that the entering into such transactions will be beneficial to the Group and its business development, and in turn is believed to be conducive to the interests of the Shareholders, and that the terms of such transactions are fair and reasonable and in the interests of the Shareholders as a whole. As such transactions will be subject to approval by the Independent Shareholders at the EGM, the independent non-executive Directors have established the Independent Board Committee to advise the Independent Shareholders in respect of such transactions.

LETTER FROM THE BOARD

Historical figures

The historical maximum daily outstanding balance of the deposit services provided by the Eastern Air Finance Entities to the Group in respect of the Existing Financial Services Agreement for each of the two financial years ended 31 December 2011 and 2012 are approximately RMB3,803,000,000 and RMB3,916,000,000 respectively. No financial services other than deposit and loan and financing services were provided to the Group in respect of the Existing Financial Services Agreement for the two financial years ended 31 December 2011 and 2012.

Annual caps

The annual cap for deposits pursuant to the Existing Financial Services Agreement for the financial year ending 31 December 2013 is RMB4,000,000,000. This cap has not been exceeded as at the Latest Practicable Date and is not expected to be exceeded before 31 December 2013.

The proposed annual caps for deposits pursuant to the Financial Services Renewal Agreement are mainly based on the fact that: (i) the Group’s cash flow and cash needs are expected to increase as a result of the anticipated business growth and expansion of the Group due to the continuous development of the domestic economy and the air transportation market; (ii) in order to improve capital efficiency, the Group has further strengthened the centralized management of its funds, which results in an increase in cash flow during peak seasons and thus an increase in the demand for deposits, and an increase in the demand for loans during off-season or peak seasons for investments; and (iii) the balance from foreign exchange management and settlement may gradually increase as a result of the Eastern Air Finance Entities becoming the pilot platform for State Administration Foreign Exchange to operate centralized foreign exchange for headquarters of multi-national companies.

The Group intends to centralise capital management through the Eastern Air Finance Entities in order to improve the Group’s capital efficiency. Specifically, the Company anticipates that the deposit balance of accounts maintained with the Eastern Air Finance Entities by a number of the Company’s subsidiaries may increase in 2014 onwards and several of its subsidiaries plan to open and maintain new accounts with the Eastern Air Finance Entities due to their respective business and operational needs. The Company expects that it will result in a potential increase in the Group’s maximum deposit balances with the Eastern Air Finance Entities in the three years ending 31 December 2014, 31 December 2015 and 31 December 2016 and the aggregate maximum daily outstanding deposit balance from these subsidiaries shall amount to approximately RMB1,300,000,000, RMB1,400,000,000 and RMB1,400,000,000 respectively in the three years ending 31 December 2014, 31 December 2015 and 31 December 2016. In addition, the Group issued RMB4 billion super-short-term commercial paper and RMB2.2 billion guaranteed bonds due 2016 in 2013 which will also result in the increase in cash inflow of the Group and it is expected that the Company will continue to expand its financing scale in the coming years.

The PRC economy and the domestic and overseas air transportation market are anticipated to continue to grow in the near future. Accordingly, it is expected that the volume of the Group’s cash flow and cash needs will increase.

LETTER FROM THE BOARD

Having considered the historical figures and taking account of the circumstances mentioned above, the maximum daily outstanding balance of deposits as contemplated under the Financial Services Renewal Agreement are not expected to exceed RMB6,000,000,000, RMB6,500,000,000 and RMB7,000,000,000 and the maximum daily outstanding balance of loans as contemplated under the Financial Services Renewal Agreement are not expected to exceed RMB6,000,000,000, RMB6,500,000,000 and RMB7,000,000,000 for each of the three financial years ending 31 December 2014, 2015 and 2016, taking into account the anticipated gradual and organic growth of the Group’s business over these years.

The Directors believe that these proposed annual caps will be able to provide the Group with sufficient flexibility for its expected financial arrangements with the Eastern Air Finance Entities in the future.

Financial effects of the deposit services on the Group

Generally, the Group will receive interest on its moneys deposited with the respective Eastern Air Finance Entity at rates which are no less favourable than the relevant rates set by the People’s Bank of China. As mentioned above, it is expected that more cash will be available for deposit with Eastern Air Finance Entities during 2014 to 2016 and thus there will be an increase in interest income to be earned from the Group’s deposits with Eastern Air Finance Entities during the same period. As the interest income earned from the Group’s deposits with Eastern Air Finance Entities only represents a very small contribution to the Company’s earnings and assets, the Company anticipates that the deposits and the interest income to be earned from the deposits for the three years ending 31 December 2014, 2015 and 2016 will not have any material impact on its earnings, assets and liabilities.

Listing Rules implications

Since CEA Holding is the controlling shareholder of the Company, each member of the CEA Holding Group (including the Eastern Air Finance Company and CES Finance) is therefore a connected person of the Company.

In respect of the provision of deposit services under the Financial Services Renewal Agreement, the relevant “percentage ratio” applicable to such transactions for the purpose of Chapter 14A of the Listing Rules is expected to exceed 5% on an annual basis in the on-going performance of the agreement. Such transactions therefore constitute non-exempt continuing connected transactions of the Company under the Listing Rules, and such transactions together with the associated annual caps will be subject to approval by the Independent Shareholders at the EGM. Furthermore, as the relevant applicable percentage ratios set out in the Listing Rules in respect of such transactions are expected to exceed 25% but be less than 75%, therefore they also constitute major transactions pursuant to the Listing Rules and are accordingly subject to the reporting, announcement and shareholders’ approval requirements under Chapter 14 of the Listing Rules.

LETTER FROM THE BOARD

In respect of the provision of loan and financing services under the Financial Services Renewal Agreement, since the services are being provided by the Eastern Air Finance Entities to the Group at interest rates not higher than the relevant rates set by the People’s Bank of China, the transaction involves provision of financial assistance by the Eastern Air Finance Entities for the benefit of the Group on normal commercial terms (or better to the Group) where no security over the assets of the Group is granted in respect of the financial assistance. This part of the transaction is therefore exempt from the reporting, announcement and approval from the Independent Shareholders requirements, by virtue of Rule 14A.65(4) of the Listing Rules.

With respect to the provision of loan and financing services under the Financial Services Renewal Agreement, pursuant to the relevant provisions of the Shanghai Listing Rules, such transactions will be subject to approval by the Independent Shareholders at the EGM.

In respect of the provision of the “other financial services” under the Financial Services Renewal Agreement, the Eastern Air Finance Company and CES Finance Entities had not previously provided any such services to the Group and any future transactions that may take place between the Group (on the one hand) and the Eastern Air Finance Entities or CES Finance Entities (on the other hand) in respect of such services is expected to be minimal. Accordingly, pursuant to Rule 14A.31 such transactions are exempt from all reporting, announcement and Independent Shareholders approval requirements. Should such transactions exceed the exemption threshold in future, the Company will be required to re-comply with the applicable connected transaction regulatory requirements under Chapter 14A of the Listing Rules.

CATERING SERVICES RENEWAL AGREEMENT

The Eastern Air Catering Company is the holding company whose subsidiaries are principally engaged in the business of providing catering and related services for airline companies, and have established operating centres at various airports located in Yunnan, Shaanxi, Shandong, Jiangsu, Hubei, Zhejiang, Jiangxi, Anhui, Gansu, Hebei and Shanghai.

Please refer to the paragraphs headed “Catering Services Renewal Agreement” on pages 16 to 17 of the Company’s announcement dated 15 October 2010 and the Company’s circular dated 29 October 2010 for the background and history of the Existing Catering Services Agreement.

On 30 August 2013, the Company entered into an agreement relating to the renewal of the Existing Catering Services Agreement with the Eastern Air Catering Company on substantially the same terms, pursuant to which the Eastern Air Catering Company and its subsidiaries (each a “Eastern Air Catering Entity” and collectively the “Eastern Air Catering Entities”) will from time to time provide the Group with in-flight catering services (including the supply of in-flight meals and beverages, cutlery and tableware) and related storage and complementary services required in the daily airline operations and civil aviation business of the Group. The Eastern Air Catering Entities provide their services in accordance with the specifications and schedules as from time to time specified by the relevant member(s) of the Group to accommodate its operation needs (the “Catering Services Renewal Agreement”).

LETTER FROM THE BOARD

Term

Subject to approval being obtained from the Independent Shareholders at the EGM, the Catering Services Renewal Agreement will be effective for a term of 3 years, commencing from 1 January 2014 to 31 December 2016.

With effect from 1 January 2014, the Existing Catering Services Agreement will be terminated.

Pricing

Under the Catering Services Renewal Agreement, the service fees payable by the Company for the services provided shall be based on prevailing market rates available from independent third-party service providers under comparable conditions. Such service fees shall be determined based on arm’s length negotiations, and shall be no less favourable than those offered by the respective Eastern Air Catering Entity to independent third parties. Such service fees are payable monthly in arrears, within 90 days of the receipt of invoices issued by the respective Eastern Air Catering Entity.

The Company’s finance department will compare with the pricing offered by other independent third-party service providers to determine the prevailing market rates and continue to monitor the prevailing market rates to ensure that each transaction is conducted in accordance with the pricing policy above under the Catering Services Renewal Agreement. Such pricing offered by other independent third-party service providers is not publicly available information.

Reasons for and benefits of the transaction

Each Eastern Air Catering Entity is a company specialised in the provision of catering and related services for airline companies, and more importantly have local operating centres at various airports located in Yunnan, Shaanxi, Shandong, Jiangsu, Hubei, Zhejiang, Jiangxi, Anhui, Gansu, Hebei and Shanghai, covering the focal operating areas of the Group’s airlines and aviation business. The Eastern Air Catering Entities have been providing catering services to the Group and have a good understanding of the Group’s culture and operations. The Eastern Air Catering Entities, through their operating centres, will therefore be able to provide fast and high-quality catering services in response to requirements, normal or special, as may be specified from time to time by the relevant member(s) of the Group to accommodate its day-to-day operation needs, and to, for example, cater for its different flight schedules (including regular, chartered and temporary flights). Further, the various operating centres of the Eastern Air Catering Entities are equipped with advanced facilities and required infrastructure for the provision of catering and related services, and are believed to be able to provide reliable and efficient services.

Accordingly, the Directors believe that the entering into of these transactions will be beneficial to the Group and its business developments, and in turn is believed to be conducive to the interests of the Shareholders. The Directors further believe that the terms of these transactions are fair and reasonable and in the interests of the Shareholders as a whole.

LETTER FROM THE BOARD

Historical figures

The historical figures of the total service fees paid by the Group in respect of the Existing Catering Services Agreement for each of the two financial years ended 31 December 2011 and 2012 are approximately RMB737,827,000 and RMB783,384,000 respectively.

Annual caps

Based on factors such as the historical figures, the expected expansion and development of the Group’s business and fleet structure, and the Eastern Air Catering Entity’s plan to establish new catering companies in Chengdu and Beijing, which will provide catering services for the branches of the Company in Sichuan starting from 2015 and for China United Airlines Co., Ltd., a subsidiary of the Company, starting from 2016 respectively, the total amounts of service fees payable by the Company to the Eastern Air Catering Entities under the Catering Services Renewal Agreement for the three financial years ending 31 December 2014, 2015 and 2016 are not expected to exceed RMB1,000,000,000, RMB1,230,000,000 and RMB1,460,000,000 respectively, taking into account the anticipated gradual and organic growth of the Group’s business over these years.

Listing Rules implications

Since CEA Holding is the controlling shareholder of the Company, each member of the CEA Holding Group (including the Eastern Air Catering Company) is therefore a connected person of the Company.

As the relevant applicable percentage ratios set out in the Listing Rules in respect of the transactions under the Catering Services Renewal Agreement are expected to exceed 5% on an annual basis, such transactions therefore constitute non-exempt continuing connected transactions of the Company under the Listing Rules, and such transactions together with the associated annual caps will be subject to approval by the Independent Shareholders at the EGM.

GENERAL

The Company is principally engaged in the business of civil aviation.

As mentioned above, because CEA Holding is the controlling shareholder of the Company, each member of the CEA Holding Group (including the Eastern Air Finance Company, CES Finance and Eastern Air Catering Company) is therefore a connected person of the Company.

Mr. Liu Shaoyong (a Director and chairman of the Company), Mr. Xu Zhao (a Director) and Mr. Gu Jiadan (a Director) are members of senior management of CEA Holding, which may be regarded as having a material interest in the Renewed Continuing Connected Transactions and therefore they have abstained from voting at the meeting of the Board convened for the purpose of approving the Renewed Continuing Connected Transactions. Save as disclosed above, none of the Directors has a material interest in the Renewed Continuing Connected Transactions.

LETTER FROM THE BOARD

As at the Latest Practicable Date, CEA Holding directly and indirectly held 5,530,240,000 A shares and 2,626,240,000 H shares of the Company, representing in aggregate approximately 64.35% of the issued share capital of the Company. CEA Holding and its associate(s), if any, will at the EGM abstain from voting on the ordinary resolutions approving: (i) the transactions relating to the provision of deposit services under the Financial Services Renewal Agreement and the associated annual caps; and (ii) the transactions under the Catering Services Renewal Agreement and the associated annual caps, which will be taken on a poll as required under the Listing Rules. Pursuant to the relevant provisions of the Shanghai Listing Rules, CEA Holding and its associate(s) (if any) will also at the EGM abstain from voting on the ordinary resolutions approving: (i) the transactions relating to the provision of loan and financing services under the Financial Services Renewal Agreement and (ii) the transactions under the Catering Services Renewal Agreement.

The Independent Board Committee has been established to advise the Independent Shareholders in respect of: (i) the transactions relating to the provision of deposit services under the Financial Services Renewal Agreement and its associated annual caps; and (ii) the transactions under the Catering Services Renewal Agreement and the associated annual caps. The Independent Financial Adviser has been appointed to advise the Independent Board Committee and the Independent Shareholders on the same.

RECOMMENDATION

Based on the relevant information disclosed herein, the Directors are of the opinion that the terms of: (i) the transactions relating to the provision of deposit services under the Financial Services Renewal Agreement and its associated annual caps; and (ii) the transactions under the Catering Services Renewal Agreement and its associated annual caps are on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and in the interests of the Group and the Shareholders as a whole. Accordingly, the Directors recommend the Independent Shareholders to vote in favour of the relevant resolutions to be proposed at the EGM.

Your attention is drawn to the letter from the Independent Board Committee set out on pages 17 to 18 of this circular which contains its recommendation to the Independent Shareholders regarding: (i) the provision of deposit services under the Financial Services Renewal Agreement; and (ii) the transactions under the Catering Services Renewal Agreement, and the letter of advice from the Independent Financial Adviser set out on pages 19 to 32 of this circular containing its advice to the Independent Board Committee and the Independent Shareholders on the same. The Independent Shareholders are advised to read the aforesaid letters before deciding as to how to vote on the resolutions approving the transactions relating to the provision of deposit services under the Financial Services Renewal Agreement and the transactions under the Catering Services Renewal Agreement.

LETTER FROM THE BOARD

Voting

As CEA Holding is the controlling Shareholder holding directly and indirectly approximately 64.35% of the Company’s issued share capital as at the Latest Practicable Date, each member of the CEA Holding Group (including the Eastern Air Finance Company, CES Finance and Eastern Air Catering Company) is therefore a connected person of the Company. As such, CEA Holding and its associate(s), if any, will at the EGM abstain from voting on the ordinary resolutions approving: (i) the transactions relating to the provision of deposit services under the Financial Services Renewal Agreement and the associated annual caps; and (ii) the transactions under the Catering Services Renewal Agreement and the associated annual caps, which will be taken on a poll as required under the Listing Rules. To the extent that the Company is aware having made all reasonable enquiries, as at the Latest Practicable Date:

(i)	there was no voting trust or other agreement, arrangement or understanding (other than an outright sale) entered into by or binding upon CEA Holding;

(ii)	CEA Holding was not subject to any obligation or entitlement whereby it had or might have temporarily or permanently passed control over the exercise of the voting rights in respect of its shares in the Company to a third party, whether generally or on a case-by-case basis; and

(iii)	it was not expected that there would be any discrepancy between CEA Holding’s beneficial shareholding interest in the Company as disclosed in this circular and the number of shares in the Company in respect of which it would control or would be entitled to exercise control over the voting right at the EGM.

ADDITIONAL INFORMATION

Your attention is also drawn to the additional information set out in the Appendix to this circular.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Joint Company Secretary

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

25 September 2013

To the Independent Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS

We refer to the circular dated 25 September 2013 (the “Circular”) to the Shareholders of which this letter forms part. Unless otherwise specified, terms defined in the Circular shall have the same meaning in this letter.

We have been appointed as members of the Independent Board Committee, which has been established to advise you in respect of: (i) the transactions relating to the provision of deposit services under the Financial Services Renewal Agreement; and (ii) the transactions under the Catering Services Renewal Agreement (collectively, the “Relevant Transactions”) and the respective associated annual caps, details of which are set out in the letter from the Board contained in the Circular. None of us has any material interest in the Relevant Transactions.

Since CEA Holding is the controlling Shareholder, each member of the CEA Holding Group (including the Eastern Air Finance Company, CES Finance and the Eastern Air Catering Company) is therefore a connected person of the Company. In respect of the Relevant Transactions, the relevant “percentage ratio” applicable to such transactions for the purpose of Chapter 14A of the Listing Rules are expected or likely to exceed 5% on an annual basis. Accordingly, the Relevant Transactions are expected to constitute, or may in the on-going performance become, non-exempt continuing connected transactions of the Company under the Listing Rules, and the Relevant Transactions together with their respective associated annual caps will be subject to approval by the Independent Shareholders at the EGM.

Shenyin Wanguo Capital (H.K.) Limited has been appointed as the independent financial adviser to advise us and you on the fairness and reasonableness of the Relevant Transactions and the respective associated annual caps. We wish to draw your attention to the letter from the Independent Financial Adviser set out on pages 19 to 32 of the Circular.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

We have discussed with the management of the Company in relation to the Relevant Transactions and the respective associated annual caps, and the basis upon which the terms of the Relevant Transactions have been determined and the respective associated annual caps calculated. We have also taken into account the principal factors and reasons considered by the Independent Financial Adviser in forming its opinion in relation to the Relevant Transactions and the respective associated annual caps.

On the basis of the above, we consider, and agree with the view of the Independent Financial Adviser, that the Relevant Transactions and their respective associated annual caps are on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and in the interests of the Group and the Shareholders as a whole.

Accordingly, we recommend you to vote in favour of the ordinary resolutions to be proposed at the EGM in respect of the Relevant Transactions and the respective associated annual caps.

Yours faithfully,
Sandy Ke-Yaw Liu
Ji Weidong
Shao Ruiqing
Li Ruoshan
Independent Board Committee

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

28th Floor, Citibank Tower

Citibank Plaza

3 Garden Road, Central

Hong Kong

25 September 2013

To:	The Independent Board Committee and the Independent Shareholders of China Eastern Airlines Corporation Limited

Dear Sirs,

CONTINUING CONNECTED TRANSACTIONS

I.	INTRODUCTION

We refer to our appointment as the independent financial adviser of the Company to advise the Independent Board Committee and the Independent Shareholders on the fairness and reasonableness of the terms of the Non-Exempt Continuing Connected Transactions (as defined below in this letter) contemplated under the Financial Services Renewal Agreement and the Catering Services Renewal Agreement and the respective annual caps thereof, and whether such Non-Exempt Continuing Connected Transactions are in the interests of the Company and the Shareholders as a whole. Details of the Non-Exempt Continuing Connected Transactions are set out in the letter from the Board in the circular of the Company dated 25 September 2013 (the “Letter from the Board”) to the Shareholders (the “Circular”), of which this letter forms part. Terms used in this letter shall have the same meanings as those defined in the Circular unless the context otherwise specifies.

As disclosed in the Company’s circular dated 29 October 2010 and its announcement dated 16 January 2013, (i) the Existing Financial Services Agreement entered into between the Company and Eastern Air Finance Company; and (ii) the Existing Catering Services Agreement entered into between the Company and Eastern Air Catering Company shall expire on 31 December 2013. In order to better manage the Existing Continuing Connected Transactions and to regulate the continuing business relationships between the Group and the CEA Holding Group, the Company entered into, amongst others, (i) the Financial Services Renewal Agreement with Eastern Air Finance Company and CES Finance; and (ii) Catering Services Renewal Agreement with Eastern Air Catering Company, respectively on 30 August 2013. Subject to approval being obtained from the Independent Shareholders at the EGM in respect of the provision of deposit services under the Financial Services Renewal Agreement and the Catering Services Renewal Agreement, the Financial Services Renewal Agreement and the Catering Services Renewal Agreement will be effective for a term of 3 years commencing from 1 January 2014 to 31 December 2016.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As set out in the Letter from the Board, the transactions contemplated under the Financial Services Renewal Agreement and the Catering Services Renewal Agreement are as follows:

(1)	Pursuant to the Financial Services Renewal Agreement, the Eastern Air Finance Entities and the CES Finance Entities will from time to time provide the Group with a range of financial services including:

(i)	deposit services by the Eastern Air Finance Entities;

(ii)	loan and financing services by the Eastern Air Finance Entities; and

(iii)	other financial services such as: (a) the provision of trust loans, financial guarantees and credit references by the Eastern Air Finance Entities; and (b) broker services for future products (e.g. crude oil, foreign exchange and national debt) by the CES Finance Entities (the scope of “other financial services” is not limited and different services may be provided to the Group as and when they are needed).

(2)	Pursuant to the Catering Services Renewal Agreement, the Eastern Air Catering Entities will from time to time provide the Group with in-flight catering services (including the supply of in-flight meals and beverages, cutlery and tableware) and related storage and complementary services required in the daily airline operations and civil aviation business of the Group.

As stated in the Letter from the Board, Eastern Air Finance Company and Eastern Air Catering Company are directly interested as to approximately 53.75% and 55.00% respectively by, and are thus associates of, CEA Holding, whilst CES Finance is a wholly-owned subsidiary of CEA Holding. Since CEA Holding is the controlling shareholder of the Company directly or indirectly holding approximately 64.35% of its issued share capital as at the Latest Practicable Date, each of Eastern Air Finance Company, CES Finance and Eastern Air Catering Company is a connected person of the Company.

In respect of the provision of deposit services under the Financial Services Renewal Agreement and the transactions under the Catering Services Renewal Agreement set out above, as the relevant applicable percentage ratio(s) set out in the Listing Rules in respect of such transactions is/are expected to exceed 5% on an annual basis, such transactions constitute non-exempt continuing connected transactions of the Company under the Listing Rules (collectively the “Non-Exempt Continuing Connected Transactions”) which together with the respective associated annual caps will be subject to approval by the Independent Shareholders at the EGM. CEA Holding and its associate(s), if any, will at the EGM abstain from voting on the ordinary resolutions approving: (i) the transactions relating to the provision of deposit services contemplated under the Financial Services Renewal Agreement and the associated annual caps; and (ii) the transactions contemplated under the Catering Services Renewal Agreement and the associated annual caps.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The Independent Board Committee comprising all the independent non-executive Directors, namely Mr. Sandy Ke-Yaw Liu, Mr. Ji Weidong, Mr. Shao Ruiqing and Mr. Li Ruoshan, has been established to advise the Independent Shareholders in respect of the Non-Exempt Continuing Connected Transactions and their respective associated annual caps. We have been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on the same.

II.	BASIS OF OPINION

In formulating our opinion, we have relied upon the information, facts and representations contained in the Circular and those supplied or made available to us by the Company, the Directors and representatives of the Company for which they are solely and wholly responsible, and to their information and knowledge, were true, accurate and complete in all respects at the time they were given or made and continue to be true, accurate and valid as at the date of the EGM and can be relied upon. We have assumed that all statements and information supplied, and the opinions and representations made or provided to us by the Directors and representatives of the Company and those contained in the Circular have been reasonably made after due and careful enquiry.

We consider that we have reviewed all available information and documents which are made available to us to enable us to reach an informed view and to justify our reliance on the information provided so as to provide a reasonable basis for our opinion. We have no reason to doubt the truth, accuracy and completeness of the statements, information, opinions and representations provided to us by the Company, the Directors and representatives of the Company to believe that material information has been withheld or omitted from the information provided to us or referred to in the available documents. We have not, however, conducted any independent verification of the information provided, nor have we conducted any independent investigation into the business and affairs of the Company or any of its subsidiaries or associates or future prospects of the Group.

As stated in the Circular, the Directors having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in the Circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement in the Circular misleading.

III.	PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion on the fairness and reasonableness of the terms of the Non-Exempt Continuing Connected Transactions and the respective proposed annual caps thereof, and whether such Non-Exempt Continuing Connected Transactions are in the interests of the Company and the Shareholders as a whole, we have taken the following factors and reasons into consideration:

(1)	The principal business of the Group

The Company is principally engaged in the business of civil aviation. The Group’s operations of civil aviation include the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(2)	Deposit services contemplated under the Financial Services Renewal Agreement

(i)	Principal business of Eastern Air Finance Company

As disclosed in the Letter from the Board, Eastern Air Finance Company is a non-bank finance company approved and regulated by the relevant PRC regulatory authorities including the People’s Bank of China (“PBOC”) and the China Banking Regulatory Commission (“CBRC”).

(ii)	Reasons for and benefits of the transactions

We note that the deposit services to be provided by the Eastern Air Finance Entities under the Financial Services Renewal Agreement will be subject to substantially the same terms as those under the Existing Financial Services Agreement. Under the Financial Services Renewal Agreement, the Group will receive interest on its moneys deposited with the respective Eastern Air Finance Entities at rates not lower, and thus no less favourable, than the relevant rates set by the PBOC for similar deposits. Furthermore, as disclosed in the Letter from the Board, the Company is not restricted under the Financial Services Renewal Agreement to approach and may choose any bank or financial institution to satisfy its financial service needs. Its criteria in making the choice could be made on costs and quality of services. Therefore, the Group may, but is not obliged to, continue to use the Eastern Air Finance Entities’ services if the service quality provided is competitive. As set out in the Letter from the Board, having such flexibility afforded under the Financial Services Renewal Agreement, the Group is able to better manage its current capital and cash flow position. It is also expected by the Group that the Eastern Air Finance Entities will provide more efficient settlement service to the Group, as compared to independent third-party banks. Accordingly, the Directors believe that entering into the transactions relating to the provision of deposit services under the Financial Services Renewal Agreement is in the interests of the Shareholders.

We understand from the Company that Eastern Air Finance Company has been providing services to the Group since the establishment of Eastern Air Finance Company in 1995. As advised by the Company, due to the long term business relationship between the Group and Eastern Air Finance Company, Eastern Air Finance Company has a good understanding of the Group’s settlement procedures and has established convenient communication channels, which would facilitate Eastern Air Finance Company’s provision of more efficient settlement services to the Group as compared to independent third-party banks.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

We understand from the Company that its criteria in making the choice between the Eastern Air Finance Entities and other third-party banks or financial institutions for deposit services would normally include the interest rates offered. As stated in the Letter from the Board, the relevant Eastern Air Finance Entity will inform the Company’s finance department the relevant rates set by the PBOC for similar services and provide the Company with the cap value of the interest rate stipulated by the government when the Group’s deposits are being placed in the Eastern Air Finance Entity, which rates shall be independently verified by the Company. In addition, the Company will consider the quality of services provided by the Eastern Air Finance Entities and other third party banks or financial institutions in making it choice of service providers. Based on the above, we consider that the mechanism of the Company in choosing between Eastern Air Finance Company and other third party banks or financial institutions for deposit services to be acceptable.

In view of the long term business relationship between the Group and Eastern Air Finance Company, the more efficient settlement services that may be offered by the Eastern Air Finance Entities and the Group’s right to choose appropriate banks or financial institutions for the deposit services at its discretion, we consider that the entering into of the Financial Services Renewal Agreement would provide the Group with the flexibility to continue to obtain deposit services from the Eastern Air Finance Entities in the Group’s ordinary and usual course of business, and is in the interests of the Company and the Shareholders as a whole.

(iii)	Risk management control measures on the deposits placed with the Eastern Air Finance Entities

We note that the Company has adopted “中國東方航空股份有限公司與東航集團 財務有限責任公司關聯交易的風險控制制度” (Risk Control Measures governing the Connected Transactions between China Eastern Airlines Corporation Limited and Eastern Air Group Finance Company Limited*, “Risk Control Measures”) on 30 October 2012 in order to strengthen the Company’s risk management of the connected transactions between the Company and Eastern Air Finance Company, of which the deposit services form part. Pursuant to the Risk Control Measures (details of which were set out in the Company’s announcement dated 30 October 2012), the Company will, among others, (i) obtain the financial reports of Eastern Air Finance Company on a regular basis to assess the risks of the Company’s deposits placed with Eastern Air Finance Company; and (ii) obtain an understanding of the operational and financial conditions of the Eastern Air Finance Company regularly to monitor whether Eastern Air Finance Company is in breach of the requirements under《企業集 團財務公司管理辦法》(Measures for the Administration of Finance Companies of Enterprise Groups*, “Finance Companies Administration Measures”) issued by the CBRC on 27 July 2004 and amended on 28 December 2006. In the event that the asset-liability ratio of Eastern Air Finance Company falls below the threshold stipulated by the Finance Companies Administration Measures, no deposits can be placed by the Group with Eastern Air Finance Company.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Under the Risk Control Measures, the Company may withdraw the whole or part of its deposits placed with Eastern Air Finance Company at any time to ascertain the safety and liquidity of such deposits.

We note that Eastern Air Finance Company is a non-bank finance company regulated by the CBRC and the PBOC, and a regulatory framework is in place to monitor the operations of Eastern Air Finance Company. Moreover, the Company has adopted the Risk Control Measures in safeguarding its deposits with Eastern Air Finance Company. As advised by the Company, no irregularity has been identified by the Group during the implementation of the Risk Control Measures. We have discussed with the Company the steps taken to implement the Risk Control Measures. We understand from the Company that a person of its finance department has been designated to review the financial reports of Eastern Air Finance Company and assess the operational and financial conditions of Eastern Air Finance Company. The Company has obtained the audited financial statements of Eastern Air Finance Company for the year ended 31 December 2012 (a copy of which has been given to us) for review and has confirmed to us that no irregularity was identified. In this connection, we have not identified any major factor which would lead us to cast doubt on the proper implementation of the Risk Control Measures by the Company. In view of the above, we consider that there are measures in place to monitor the Group’s deposits maintained with the Eastern Air Finance Entities.

(iv)	Pricing and payment terms of the deposit services

Under the Financial Services Renewal Agreement, the respective Eastern Air Finance Entities shall accept deposits from the Group at interest rates not lower, and thus no less favourable, than the relevant rates set by the PBOC for similar deposits.

The Company has provided to us the daily balances and the applicable interest rates of two deposit accounts maintained by the Group with the Eastern Air Company Entities which, as advised by the Company, generally had the highest deposit balances during the two years ended 31 December 2011 and 2012 and the six months ended 30 June 2013. We compared the interest accrued thereon during the relevant periods with the samples of interests debit slips of these accounts issued by the relevant Eastern Air Company Entities and provided to us by the Company. We noted that the interest rates offered by the relevant Eastern Air Finance Entities are comparable to the relevant rates set by the PBOC for similar deposits at the relevant time throughout the two years ended 31 December 2011, 2012 and the six months ended 30 June 2013, which are publicly available on the website of the PBOC. Based on the information published on the respective websites of two third-party listed state-owned banks, we noted that the interest rates offered by the relevant Eastern Air Finance Entities as mentioned above are no less favourable than the relevant interest rates of these two third-party banks for similar deposits. Moreover, as stated in the Letter from the Board, the interests on deposits with the Eastern Air Finance Entities are payable on a quarterly basis and the payment terms are in line with market practice. We note that, according to “中國人民銀行關於人民幣存貸款計結息問題的通知” (Notice in relation to determination of interests on loans and deposits denominated in RMB by the PBOC*) published by the PBOC on 27 May 2005, accrued interest on deposits denominated in RMB are to be settled on a quarterly basis by banks. Based on the above, we are of the view that the pricing and payment terms of the deposits services provided by the Eastern Air Finance Entities are on normal commercial terms and are fair and reasonable.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

We note that the finance department of the Company will designate a person who is specifically responsible to monitor the relevant rates set by the PBOC for similar deposits and the policy promulgated by the PBOC to ensure that each deposit transaction is conducted in accordance with the pricing policy above under the Financial Services Renewal Agreement. Taking into account the above measures taken by the Company and our review of the interest rates offered by the relevant Eastern Air Finance Entities to the Group, which are no less favourable than the relevant rates set by the PBOC for similar deposits, as described above, we have not identified any major factor which would lead us to cast doubt on the effectiveness of the Company’s measures to ensure that each deposit transaction is conducted in accordance with the pricing policy under the Financial Services Renewal Agreement and on normal commercial terms.

(v)	Proposed annual caps

As set out in the Letter from the Board, the historical maximum daily outstanding balance of the deposit services provided to the Group in respect of the Existing Financial Services Agreement for each of the two years ended 31 December 2011 and 2012 were approximately RMB3,803,000,000 and RMB3,916,000,000 respectively, representing approximately 95.08% and 97.90% of the approved annual caps for deposits of RMB4,000,000,000 under the Existing Financial Services Agreement for each of the two years ended 31 December 2011 and 2012. The approved annual cap for deposits pursuant to the Existing Financial Services Agreement for the financial year ending 31 December 2013 is RMB4,000,000,000. As stated in the Letter from the Board, this cap has not been exceeded as at the Latest Practicable Date and is not expected to be exceeded before 31 December 2013.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The maximum daily outstanding balance of deposits as contemplated under the Financial Services Renewal Agreement is not expected by the Company to exceed RMB6,000,000,000, RMB6,500,000,000 and RMB7,000,000,000 for each of the three years ending 31 December 2014, 2015 and 2016 respectively. As set out in the Letter from the Board, the proposed annual caps for deposits pursuant to the Financial Services Renewal Agreement are mainly based on the facts that: (a) the Group’s cash flow and cash needs are expected to increase as a result of the anticipated business growth and expansion of the Group due to the continuous development of the domestic economy and the air transportation market; (b) in order to improve capital efficiency, the Group has further strengthened the centralised management of its funds, which results in an increase in cash flow during peak seasons and thus an increase in the demand for deposits; and (c) the balance from foreign exchange management and settlement of the Group through the Eastern Air Finance Entities may gradually increase as a result of the Eastern Air Finance Entities becoming the pilot platform for State Administration Foreign Exchange (“SAFE”) to operate centralised foreign exchange for headquarters of multi-national companies.

We understand from the Company that the significant increase in the proposed maximum daily outstanding balance of deposits in 2014 of 50% as compared to the approved annual cap for deposits of RMB4,000,000,000 in 2013 is mainly attributable to the Group’s intention to centralise capital management in order to improve the overall capital efficiency of the Group. Specifically, the Company anticipated that the deposit balance of accounts maintained with the Eastern Air Finance Entities by a number of the Company’s subsidiaries may increase in 2014 onwards. The Company further advised that several of its subsidiaries plan to open and maintain new accounts with the Eastern Air Finance Entities due to their respective business and operational needs, resulting in a potential increase in the Group’s maximum deposit balances with the Eastern Air Finance Entities in the three years ending 31 December 2016. We have obtained a schedule from the Company setting out from the potential deposits of its subsidiaries as mentioned above and note that the aggregate maximum daily outstanding balance from such deposits will amount to approximately RMB1,300,000,000, RMB1,400,000,000 and RMB1,400,000,000 in the three years ending 31 December 2016 respectively. In addition, we note from the Letter from the Board that the Group issued RMB4 billion super-short-term commercial paper and RMB2.2 billion guaranteed bonds due 2016 in 2013 which will result in an increase in cash inflow of the Group and it is expected that the Company will continue to expand its financing scale in the coming years. Based on the above, we consider that the increase of RMB2,000,000,000 in the proposed maximum daily outstanding balance of deposits in 2014 as compared to the approved annual cap for deposits in 2013 is reasonable.

We have been also advised by the Company that as a result of Eastern Air Finance Company becoming the pilot platform for SAFE to operate centralised foreign exchange for headquarters of multi-national companies, the Company expects the balance from foreign exchange management and settlement may gradually increase since more foreign currency transactions in respect of the Group’s business operations are expected to be carried out via the Eastern Air Finance Entities. Accordingly, it is expected that there may be an increase in the daily outstanding balance of deposits placed with the Eastern Air Finance Entities during the three years ending 31 December 2016.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Furthermore, as advised by the Company, it is anticipated that the business growth of the Group brought by the continuous growth in economy and the development of air transportation in the PRC may result in an increase in the volume of the Group’s cash flows, and hence the demand for deposit services may increase. According to the National Bureau of Statistics of the PRC, the gross domestic product (“GDP”) of the PRC grew at a rate of 9.3% and 7.8% for the year 2011 and 2012 respectively. Meanwhile, the official GDP growth target for 2013 is set at 7.5% according to “2013年國務院政府工作報告” (2013 Work Report of the State Council of the PRC*) presented at the First Session of the Twelfth National People’s Congress on 5 March 2013. Moreover, according to “ 中國民用航空發展第十二個五年規劃” ( Twelve Five Year Plan for the Development of the Civil Aviation in China*) published by Civil Aviation Administration of China (中國民用航空局) in April 2011, the annualised growth targets for passenger transportation and freight transportation are set at 11% and 10% respectively from year 2010 to 2015. We note that the proposed annual cap amounts for deposits under the Financial Services Renewal Agreement for the two years ending 31 December 2016 will increase by approximately 8.33% and 7.69% respectively over that of the previous year. Taking into account the anticipated growth of the PRC economy and the air transportation market as described above, we consider that such growth rates in the proposed cap amounts are reasonable.

Based on the above, we are of the view that the basis adopted to determine the proposed maximum daily outstanding balance in respect of the deposit services contemplated under the Financial Services Renewal Agreement for the three years ending 31 December 2014, 2015 and 2016 is fair and reasonable.

(3)	Transactions contemplated under the Catering Services Renewal Agreement

(i)	Principal business of Eastern Air Catering Company and its subsidiaries

As stated in the Letter from the Board, Eastern Air Catering Company is the holding company whose subsidiaries (collectively the Eastern Air Catering Entities) are principally engaged in the provision of catering and related services for airline companies and have established operating centres at various airports located in Yunnan, Shaanxi, Shandong, Jiangsu, Hubei, Zhejiang, Jiangxi, Anhui, Gansu, Hebei and Shanghai.

(ii)	Reasons for and benefit of the transactions

Pursuant to the Catering Services Renewal Agreement, the Eastern Air Catering Entities will from time to time provide the Group with in-flight catering services (including the supply of in-flight meals and beverages, cutlery and tableware) and related storage and complementary services required in the daily airline operations and civil aviation business of the Group. The Eastern Air Catering Entities provide their services in accordance with the specifications and schedules as from time to time specified by the relevant members of the Group to accommodate its operation needs.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As advised by the Company, Eastern Air Catering Company has been providing catering services to the Group since the establishment of Eastern Air Catering Company in November 2003. As stated in the Letter from the Board, the Eastern Air Catering Entities specialise in the provision of catering and related services for airline companies. They have local operating centres at various airports located in Yunnan, Shaanxi, Shandong, Jiangsu, Hubei, Zhejiang, Jiangxi, Anhui, Gansu, Hebei and Shanghai, covering the focal operating areas of the Group’s airlines and aviation business. The Company considers that the Eastern Air Catering Entities have a good understanding of the Group’s culture and operations and will therefore be able to provide fast and high-quality catering services in response to requirements, normal or special, as may be specified from time to time by the relevant member(s) of the Group to accommodate its day-to-day operation needs, and to, for example, cater for its different flight schedules (including regular, chartered and temporary flights). The Company also believes the operating centres of the Eastern Air Catering Entities are equipped with advanced facilities and required infrastructure for the provision of catering and related services, and thus will be able to provide reliable and efficient services to the Group.

Given the nature of the transactions contemplated under the Catering Services Renewal Agreement and the principal business of the Group, we are of the view that the transactions contemplated under the Catering Services Renewal Agreement are carried out in the ordinary and usual course of business of the Group. Having considered the long term business relationship between the Group and the Eastern Air Catering Entities, the capability of the Eastern Air Catering Entities to accommodate the Group’s operation needs and the services that may be offered by the Eastern Air Catering Entities through their various operating centres covering the focal operating areas of the Group’s airlines and aviation business, we are of the view that the entering into of the Catering Services Renewal Agreement is in the interests of the Company and the Shareholders as a whole.

(iii)	Pricing and payment terms

As disclosed in the Letter from the Board, the service fees payable by the Company for the provision of the services under the Catering Services Renewal Agreement shall be based on prevailing market rates available from independent third-party service providers under comparable conditions. Such services fees shall be determined based on arm’s length negotiations, and shall be no less favourable than those offered by the respective Eastern Air Catering Entity to independent third parties. The service fees are payable monthly in arrears, within 90 days of the receipt of invoices issued by the respective Eastern Air Catering Entity.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

In order to assess whether the terms under the Catering Services Renewal Agreement are no less favourable to the Group than those available from the Group’s independent third party service providers, we have been provided by the Company with samples of catering service agreements in respect of in-flight catering services and related storage and complementary services provided by the Eastern Air Catering Entities to the Group and by independent third-party catering service providers to the Group respectively during the year ended 31 December 2012 and the six months ended 30 June 2013. We have reviewed the aforesaid samples provided by the Company and noted that the service fees charged by the Eastern Air Catering Entities to the Group were no less favourable than those charged by the independent third-party catering service providers to the Group for similar services, and the payment terms offered by the Eastern Air Catering Entities were also no less favourable than those offered by the independent third-party catering service providers to the Group.

Based on the above, we are of the view that the transactions contemplated under the Catering Services Renewal Agreement are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

It is also disclosed in the Letter from the Board that the Company’s finance department will compare the pricing offered by other independent third-party service providers to determine the prevailing market rates and continue to monitor the prevailing market rates to ensure that each transaction is conducted in accordance with the pricing policy under the Catering Services Renewal Agreement. In view of the above measures taken by the Company and our review of the pricing information of catering services offered by (i) independent third-party catering service providers to the Group; and (ii) the Eastern Air Catering Entities to the Group as described above, we have not identified any major factor which would lead us to cast doubt on the effectiveness of the Company’s measures to ensure that each transaction is conducted in accordance with the pricing policy under the Catering Services Renewal Agreement and on normal commercial terms.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(iv)	Proposed annual caps

The approved annual caps in respect of the total amounts of service fees payable by the Group to the Eastern Air Catering Entities under the Existing Catering Services Agreement for the three years ending 31 December 2013 are RMB825,000,000, RMB980,000,000 and RMB1,160,000,000 respectively. The proposed annual caps in respect of the total amounts of service fees payable by the Group to the Eastern Air Catering Entities under the Catering Services Renewal Agreement for the three years ending 31 December 2016 are RMB1,000,000,000, RMB1,230,000,000 and RMB1,460,000,000 respectively.

We note from the Letter from the Board that the proposed annual caps are based on factors such as (a) the historical figures; (b) the expected expansion and development of the Group’s business and fleet structure; (c) the Eastern Air Catering Entity’s plan to establish new catering companies in Chengdu and Beijing, which will provide catering services for the branches of the Company in Sichuan starting from 2015 and for China United Airlines Co., Ltd., a subsidiary of the Company, starting from 2016 respectively, and taking into account the anticipated gradual and organic growth of the Group’s business over the three financial years ending 31 December 2016.

As set out in the Letter from the Board, the historical figures of the total service fees paid by the Group in respect of the Existing Catering Services Agreement for the two years ended 31 December 2011 and 2012 were approximately RMB737,827,000 and RMB783,384,000 respectively, representing approximately 89.43% and 79.94% of the respective approved annual caps of RMB825,000,000 and RMB980,000,000 for the corresponding years.

We understand from the Company that the Eastern Air Catering Company plans to establish operating centres in Beijing and Chengdu in Sichuan province, and aims to provide catering services for the branches of the Company in Sichuan starting from 2015 and for China United Airlines Co., Ltd., a subsidiary of the Company, from 2016 respectively. Accordingly, it is anticipated that there will be an increase in business volume between the Company and the Eastern Air Catering Entities under the Catering Services Renewal Agreement.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

It is noted that the Company has taken into account the expected expansion and development of the Group’s business and fleet structure in determining the proposed annual caps. We note from the section headed “Fleet” in the Company’s annual report 2012 that the Group had a total of 397 passenger aircrafts as at 31 December 2012. According to the “Future aircraft plan” set out in the same section, the Company expected the number of passenger aircrafts shall have a net increase of 47, 52, 68 and 35 from year 2013 to 2016 respectively. Accordingly, it is expected that the passenger transportation capacity of the Group will increase in line with the fleet size to support the Group’s anticipated business growth in the three years ending 31 December 2016. Based on the “Air Passenger Market Analysis June 2013” published by International Air Transport Association on 31 July 2013, the PRC domestic air transportation market continued to grow in the first half of 2013, where the number of domestic passengers in the PRC had a year-on-year growth of approximately 13.4% and 14.6% in May 2013 and June 2013 respectively. Furthermore, according to the Company’s annual report for each of the five years ended 31 December 2008, 2009, 2010, 2011 and 2012, the number of passengers carried increased significantly from approximately 37,231,480 in 2008 to 73,077,060 in 2012, representing a compound annual growth rate of approximately 18.36%, whilst the Group’s traffic revenue from passenger traffic increased from RMB33,486,459,000 for the year ended 31 December 2008 to RMB71,418,995,000 for the year ended 31 December 2012, representing a compound annual growth rate of approximately 20.85%. We note that the proposed annual cap amounts in respect of the Catering Services Renewal Agreement for the two years ending 31 December 2016 will increase by approximately 23.00% and 18.70% respectively over that of the previous year. Taking into account the historical growth trends of the Group’s number of passengers carried and revenue from passenger traffic from 2008 to 2012 set out above, together with the abovementioned growth in the PRC domestic air transportation market in the first half of 2013, the Directors’ anticipation of growth of the Group’s business, supported by the increased passenger transportation capacity resulting from the fleet size expansion, as well as the expected increase in the total service fees payable to the Eastern Air Catering Entities due to the additional operating centres in Beijing and Chengdu, we consider that the growth rates in the proposed cap amounts are reasonable.

Having considered the above, we are of the view that the basis adopted to determine the annual caps in respect of the transactions contemplated under the Catering Services Renewal Agreement for the three years ending 31 December 2014, 2015 and 2016 is fair and reasonable.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

IV.	RECOMMENDATION

Having considered the above principal factors and reasons, we concur with the Directors’ view that (i) the Non-Exempt Continuing Connected Transactions are carried out in the ordinary and usual course of business of the Group; (ii) the terms of the Non-Exempt Continuing Connected Transactions are on normal commercial terms, and are fair and reasonable so far as the Independent Shareholders are concerned; (iii) the Non-Exempt Continuing Connected Transactions are in the interests of the Company and the Shareholders as a whole; and (iv) the basis of determining the proposed annual caps of the Non-Exempt Continuing Connected Transactions are fair and reasonable. Accordingly, we would recommend the Independent Shareholders, and advise the Independent Board Committee to recommend to the Independent Shareholders, to vote in favour of the Non-Exempt Continuing Connected Transactions and the respective proposed annual caps thereof at the EGM.

Yours faithfully,
For and on behalf of
Shenyin Wanguo Capital (H.K.) Limited
Tanny Chau
Managing Director

*	denotes English translation for illustrative purposes only

APPENDIX I	FINANCIAL INFORMATION

THREE-YEAR FINANCIAL INFORMATION OF THE GROUP

The Company is required to set out in this circular the information for the last three financial years with respect to the profits and losses, financial record and position, set out as a comparative table and the latest published audited balance sheet together with the notes on the annual accounts for the last financial year for the Group.

The audited consolidated financial statements of the Group for the years ended 31 December 2012, 2011 and 2010, and the unaudited consolidated financial statements of the Group for the six months ended 30 June 2013, together with the accompanying notes to the financial statements, can be found on pages 88 to 208 of the annual report of the Company for the year ended 31 December 2012, pages 78 to 197 of the annual report of the Company for the year ended 31 December 2011 and pages 101 to 220 of the annual report of the Company for the year ended 31 December 2010, and pages 2 to 47 of the interim report of the Company for the six months ended 30 June 2013, respectively. Please also see below the hyperlinks to the said reports:

http://www.hkexnews.hk/listedco/listconews/SEHK/2013/0912/LTN20130912586.pdf

http://www.hkexnews.hk/listedco/listconews/SEHK/2013/0419/LTN20130419839.pdf

http://www.hkexnews.hk/listedco/listconews/SEHK/2012/0418/LTN20120418666.pdf

http://www.hkexnews.hk/listedco/listconews/sehk/20110418/LTN20110418045.pdf

INDEBTEDNESS OF THE GROUP AND SUFFICIENCY OF WORKING CAPITAL

The Company has obtained a waiver from the Stock Exchange from strict compliance with the relevant provisions in respect of the statement of indebtedness and the sufficiency of working capital statement under paragraphs 28 and 30, respectively, of Appendix 1B to the Listing Rules. The Directors are of the view that the deposit services contemplated under the Financial Services Renewal Agreement will not have a material adverse effect on the liabilities and working capital of the Company.

TRADING AND FINANCIAL PROSPECTS

Trading prospects

The operations of the Group as an air transport enterprise that performs public service functions are closely linked to the political and economic development both at home and abroad. As such, the Group’s operations as well as that of the aviation industry are, to a significant extent, subject to the risks associated with unforeseen occurrences of geopolitical events and other significant events.

APPENDIX I	FINANCIAL INFORMATION

In the future, the Company intends to become a premium airline that is globally competitive. In addition, the Group intends to transform from a traditional air passenger and freight carrier to an integrated modern aviation services and logistics services provider.

In the second half of 2013, overall demand in the aviation market is expected to improve as compared to the first half of the year. However, the Group is expected to continue experiencing adverse conditions, including: slowdown of macroeconomic growth; decrease in business passenger demand; continued passengers’ preference for railway over airline transportation; and the expected lack of recovery of the Japan air routes.

Financial outlook

In the second half of 2013, the Group will focus on: (1) reinforcing foundations of safety management and implementing safety responsibilities to ensure continued safe operation; (2) allocating flight capacity during peak seasons, optimising its route network to enhance its marketing with respect to passenger and freight transport operations, while maintaining stringent cost controls; (3) based on its information technology construction, accelerating the innovation of business models and continuing with the transformation and development of passenger and freight transport operations; (4) strengthening its efforts to improve service management, enhancing its service assurance capabilities, improving its service quality and upgrading the Company’s brand image.

APPENDIX II	GENERAL INFORMATION

RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

DISCLOSURE OF INTERESTS

Shareholding of Directors, supervisors, chief executives and senior management of the Company

The interests of the Directors, supervisors, chief executives and senior management of the Company in the issued share capital of the Company as at the Latest Practicable Date are set out as follows:

		Number of	Capacity in
		shares held –	which the A
		Personal	shares were
Name	Position	interest	held

Liu Shaoyong	Chairman, Director	0	–
Ma Xulun	Vice Chairman, President	0	–
Xu Zhao	Director	0	–
Gu Jiadan	Director	0	–
Li Yangmin	Director, Vice President	3,960 A shares	Beneficial
		(Note 1)	owner
Tang Bing	Director, Vice President	0	–
Sandy Ke-Yaw Liu	Independent non-executive Director	0	–
Ji Weidong	Independent non-executive Director	0	–
Shao Ruiqing	Independent non-executive Director	0	–
Li Ruoshan	Independent non-executive Director	0	–
Yu Faming	Chairman of the Supervisory Committee	0	–
Xi Sheng	Supervisor	0	–
Ba Shengji	Supervisor	0	–
Feng Jinxiong	Supervisor	0	–
Yan Taisheng	Supervisor	0	–
Shu Mingjiang	Vice President	0	–
Wu Yongliang	Vice President,	3,696 A shares	Beneficial
	Chief Financial Officer	(Note 2)	owner
Tian Liuwen	Vice President	0	–
Feng Liang	Vice President	0	–
Wang Jian	Board Secretary,	0	–
	Joint Company Secretary
Ngai Wai Fung	Joint Company Secretary	0	–

APPENDIX II	GENERAL INFORMATION

Note 1: representing approximately 0.000047% of the Company’s total issued and listed A shares, totaling 8,481,078,860 A shares, as at the Latest Practicable Date.

Note 2: representing approximately 0.000044% of the Company’s total issued and listed A shares, totaling 8,481,078,860 A shares, as at the Latest Practicable Date.

H shares appreciation rights

On 9 November 2012, the Company’s general meeting approved the “H Shares Appreciation Rights Scheme of China Eastern Airlines Company Limited” with an aim to provide medium to long term incentive to certain Directors, senior management, key managerial and technical personnel of the Company and promote the continuous development of the business of the Group.

As at the Latest Practicable Date, the particulars of H shares appreciation rights granted to the Directors and senior management of the Company were as follows:

			The
			proportion of
			shares	The
		Number of	appreciation	proportion of
		shares	rights granted	shares
		appreciation	to total issued	appreciation
		rights granted	share capital	rights granted
		(Ten thousand	of the	to total issued
Name	Position	shares)	Company	H Shares

Liu Shaoyong	Chairman	100	0.0079%	0.0238%
Ma Xulun	Vice Chairman, President	100	0.0079%	0.0238%
Xu Zhao	Director	86	0.0068%	0.0205%
Gu Jiadan	Director	86	0.0068%	0.0205%
Li Yangmin	Director, Vice President	86	0.0068%	0.0205%
Tang Bing	Director, Vice President	86	0.0068%	0.0205%
Shu Mingjiang	Vice President	71	0.0056%	0.0169%
Wu Yongliang	Vice President, Chief Financial Officer	71	0.0056%	0.0169%
Tian Liuwen	Vice President	71	0.0056%	0.0169%
Feng Liang	Vice President	57	0.0045%	0.0136%
Wang Jian	Joint Company Secretary	57	0.0045%	0.0136%

APPENDIX II	GENERAL INFORMATION

Save as disclosed above, as at the Latest Practicable Date, none of the Directors, the supervisors, chief executives or members of senior management of the Company had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be: (i) notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including any interest and short position which he/she was taken or deemed to have under such provisions of the SFO); or (ii) entered in the register of interests required to be kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (“Model Code”) as set out in Appendix 10 to the Listing Rules (which for this purpose shall be deemed to apply to the supervisors of the Company to the same extent as it applies to the Directors).

As at the Latest Practicable Date, Mr. Liu Shaoyong (a Director and Chairman of the Company), Mr. Xu Zhao and Mr. Gu Jiadan (Directors), Mr. Yu Faming (a supervisor and the chairman of the supervisory committee of the Company) and Mr. Xi Sheng (a supervisor of the Company) are employees of CEA Holding, which is a company having an interest in the Company’s shares required to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

EXPERT STATEMENT

This circular includes statement(s) made by the following expert:

Name	Qualification

Shenyin Wanguo Capital (H.K.) Limited	a licensed corporation for carrying out type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities under the SFO

As at the Latest Practicable Date, Shenyin Wanguo Capital (H.K.) Limited has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and references to its name in the form and context in which they appear.

As at the Latest Practicable Date, Shenyin Wanguo Capital (H.K.) Limited did not have any direct or indirect interest in any assets which have been, since 31 December 2012 (being the date to which the latest published audited accounts of the Group were made up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, Shenyin Wanguo Capital (H.K.) Limited was not beneficially interested in the share capital of any member of the Group nor had any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

APPENDIX II	GENERAL INFORMATION

MATERIAL ADVERSE CHANGE

The Directors confirm that, as far as they are aware as at the Latest Practicable Date, there was no material adverse change in the financial or trading position of the Group since 31 December 2012 (being the date to which the latest published audited accounts of the Group have been made up).

MISCELLANEOUS

Joint Company Secretary

Mr. Wang Jian who holds a Master’s degree in Business Administration and an Executive Masters degree of Business Administration, is a joint company secretary of the Company. Mr. Wang has obtained a qualification certificate for board secretaries of listed companies issued by the Shanghai Stock Exchange. Mr. Wang Jian is assisted by Mr. Ngai Wai Fung, the other joint company secretary of the Company for three years with effect from 6 April 2012.

Mr. Ngai is a fellow and vice president of the Hong Kong Institute of Chartered Secretaries, a fellow of the Institute of Chartered Secretaries and Administrators in the United Kingdom, a member of the Hong Kong Institute of Certified Public Accountants and a fellow of the Association of Chartered Certified Accountants in the United Kingdom. Mr. Ngai has a Doctorate in Finance from the Shanghai University of Finance and Economics, a Master’s degree in Corporate Finance from the Hong Kong Polytechnic University and a Master’s degree in Business Administration (MBA) from Andrews University in the United States and a Bachelor’s degree (Honours) in Law from the University of Wolverhampton in the United Kingdom.

Service contracts

As at the Latest Practicable Date, none of the Directors or supervisors of the Company had any existing or proposed service contract with any member of the Group which is not expiring or terminable by the Group within a year without payment of any compensation (other than statutory compensation).

Competing interests

As at the Latest Practicable Date, none of the Directors or, so far as is known to them, any of their respective associates was interested in any business (apart from the Group’s business) which competes or is likely to compete either directly or indirectly with the Group’s business (as would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder).

APPENDIX II	GENERAL INFORMATION

Interests in the Group’s assets or contracts or arrangements significant to the Group

As at the Latest Practicable Date, none of the Directors or supervisors of the Company had any direct or indirect interest in any assets which have been, since 31 December 2012 (being the date to which the latest published audited accounts of the Group were made up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, none of the Directors or supervisors of the Company was materially interested in any contract or arrangement, subsisting at the date of this circular, which is significant in relation to the business of the Group.

Litigation

As at the Latest Practicable Date, the Directors were not aware of any litigation or claim of material importance pending or threatened against any member of the Group.

Material contracts

1.	On 4 November 2011, the Company entered into an equity transfer agreement with 上海東航投資有限公司 (Shanghai Eastern Airlines Investment Co., Ltd) (“SEA Investment”) pursuant to which the Company agreed to transfer 5% of the equity interest in 東航房地產投資有限公司 (CEA Real Estate Investment Co., Ltd) held by the Company to SEA Investment. SEA Investment agreed to pay RMB100,663,590 in cash to the Company, subject to modification, as the consideration for this transaction. This transaction constitutes a connected transaction of the Company. For more details, please refer to the Company’s announcement dated 4 November 2011.

2.	On 23 March 2012, the Company entered into a binding memorandum of understanding with Jetstar Airways Pty Limited (a wholly-owned subsidiary of Qantas Airways Limited (“Qantas”)) for the establishment of a Hong Kong-based, Jetstar-branded low-cost airline. On 24 August 2012, Eastern Air Overseas (Hong Kong) Corporation Limited (“Eastern Air Overseas”) (a wholly-owned subsidiary of the Company) entered into a shareholders’ agreement with Jetstar International Group Holdings Co. Limited (“Jetstar International”) (a wholly-owned subsidiary of Qantas), pursuant to which the parties agreed to establish Jetstar Hong Kong Limited (“Jetstar Hong Kong”), a Hong Kong-based, Jetstar-branded low-cost airline. On 5 June 2013, Eastern Air Overseas, Jetstar International, Go Harvest Investment Limited (“Shun Tak Investor”), a wholly owned Hong Kong-based subsidiary of Shun Tak Holdings Limited and Jetstar Hong Kong entered into a restated and amended shareholders’ agreement, pursuant to which Shun Tak Investor will become a new strategic shareholder of Jetstar Hong Kong, subject to the completion of necessary filings with the relevant authorities in the PRC, and will hold one-third of the total issued share capital of Jetstar Hong Kong. For more details, please refer to the announcements of the Company dated 23 March 2012, 24 August 2012 and 5 June 2013.

APPENDIX II	GENERAL INFORMATION

3.	On 22 August 2012, the Company entered into an agreement with CEA Holding, pursuant to which the Company agreed to acquire and CEA Holding agreed to sell the 20% equity interests in 中國聯合航空有限公司 (China United Airlines Co., Ltd.) held by CEA Holding for a consideration of RMB83,951,873.97. After the completion of the acquisition, China United Airlines Co., Ltd. will become a wholly-owned subsidiary of the Company. The acquisition constitutes a connected transaction of the Company. For more details, please refer to the Company’s announcement dated 22 August 2012.

4.	On 11 September 2012, CEA Holding and CES Finance entered into an A shares subscription agreement (“A Shares Subscription Agreement”) with the Company. Pursuant to the A Shares Subscription Agreement: (a) CEA Holding will, at the subscription price of RMB3.28 per share, subscribe in cash for 241,547,927 new A shares with a total subscription price of RMB792,277,200.56; and (b) CES Finance will, at the subscription price of RMB3.28 per share, subscribe in cash for 457,317,073 new A shares with a total subscription price of RMB1,499,999,999.44 (“A Share Subscription”). Simultaneously with the entering into of the A Shares Subscription Agreement, CES Global Holdings (Hong Kong) Limited (“CES Global”) entered into a H shares subscription agreement (“H Shares Subscription Agreement”) with the Company. Pursuant to the H Shares Subscription Agreement, CES Global will, at the subscription price of HK$2.32 per share, subscribe in cash for 698,865,000 new H shares with a total subscription price of HK$1,621,366,800 (“H Share Subscription”). The A Shares Subscription Agreement and H Shares Subscription Agreement were approved by the Independent Shareholders at the extraordinary general meeting of the Company held on 9 November 2012 and the A Share Subscription and H Share Subscription were completed on 17 April 2013 and 21 June 2013 respectively. For more details, please refer to the Company’s announcements dated 11 September 2012, 9 November 2012, 4 February 2013, 25 February 2013, 10 April 2013, 17 April 2013 and 21 June 2013 and circular dated 24 September 2012.

5.	On 6 December 2012, the Company entered into an agreement with CEA Holding, pursuant to which the Company agreed to purchase and CEA Holding agreed to sell 13.98% of the entire issued share capital of 上海航空國際旅遊（集團）有限公司 (Shanghai Airlines Tours, International (Group) Co., Ltd.) held by CEA Holding for a consideration of RMB20,693,000. After the completion of the acquisition, Shanghai Airlines Tours, International (Group) Co., Ltd. will become a wholly-owned subsidiary of the Company. The acquisition constitutes a connected transaction of the Company. For more details, please refer to the Company’s announcement dated 6 December 2012.

6.	On 6 December 2012, the Company entered into an equity transfer agreement with 中國遠洋運輸（集團）總公司 (China Ocean Shipping (Group) Company) (“COSCO Group”), pursuant to which the Company agreed to acquire 29.7% equity interests in 上海東方遠航物流有限公司 (Shanghai Eastern Logistics Co., Ltd.) (“Eastern Logistics”) from COSCO Group in consideration of RMB562,266,000. The acquisition has completed and Eastern Logistics is now a wholly-owned subsidiary of the Company. The acquisition constitutes a connected transaction of the Company. For more details, please refer to the Company’s announcement dated 6 December 2012.

APPENDIX II	GENERAL INFORMATION

7.	On 27 December 2012, 上海航空國際旅遊（集團）有限公司 (Shanghai Airlines Tours, International (Group) Co., Ltd.) (“Shanghai Airlines Tours”), which is a wholly-owned subsidiary of the Company, entered into an agreement with 東航旅業 投資（集團）有限公司 (Eastern Air Tourism Investment Group Co., Ltd) (“Eastern Tourism”) and 上海東美航空旅遊有限公司 (Shanghai Dongmei Aviation Travel Co., Ltd) (“Shanghai Dongmei”), pursuant to which (i) Shanghai Airlines Tours agreed to purchase and Eastern Tourism agreed to sell the 45% of the issued share capital of 西安東美航空旅遊有限公司 (Xi’an Dongmei Aviation Travel Co., Ltd) (“Xi’an Dongmei”) held by Eastern Tourism; and (ii) Shanghai Airlines Tours agreed to purchase and Shanghai Dongmei agreed to sell the 55% of the issued share capital of Xi’an Dongmei held by Shanghai Dongmei for a total consideration of RMB3,300,400 (comprising RMB1,485,200 payable by Shanghai Airlines Tours to Eastern Tourism and RMB1,815,200 payable by Shanghai Airlines Tours to Shanghai Dongmei). Upon completion, Xi’an Dongmei will become a wholly-owned subsidiary of Shanghai Airlines Tours and thus an indirectly wholly-owned subsidiary of the Company.

On 27 December 2012, Shanghai Airlines Tours entered into an agreement with Eastern Tourism and Shanghai Dongmei, pursuant to which (i) Shanghai Airlines Tours agreed to purchase and Eastern Tourism agreed to sell the 45% of the issued share capital of 昆明東美航空旅遊有限公司 (Kunming Dongmei Aviation Travel Co., Ltd) (“Kunming Dongmei”) held by Eastern Tourism; and (ii) Shanghai Airlines Tours agreed to purchase and Shanghai Dongmei agreed to sell the 55% of the issued share capital of Kunming Dongmei held by Shanghai Dongmei, at a total consideration of RMB10,551,000 (comprising RMB4,748,000 payable by Shanghai Airlines Tours to Eastern Tourism and RMB5,803,000 payable by Shanghai Airlines Tours to Shanghai Dongmei). Upon completion, Kunming Dongmei will become a wholly-owned subsidiary of Shanghai Airlines Tours and thus an indirectly wholly-owned subsidiary of the Company.

On 10 January 2013, Shanghai Airlines Tours entered into an agreement with Eastern Tourism, pursuant to which Shanghai Airlines Tours agreed to purchase and Eastern Tourism agreed to sell the entire issued share capital of 上海東航國際旅行社有限公司 (Shanghai Eastern Air International Travel Service Co., Ltd) held by Eastern Tourism at a consideration of RMB11,876,200. Upon completion, Shanghai Eastern Air International Travel Service Co., Ltd will become a wholly-owned subsidiary of Shanghai Airlines Tours and thus an indirectly wholly-owned subsidiary of the Company.

Each of the acquisitions above constitutes a connected transaction of the Company. For more details, please refer to the Company’s announcement dated 10 January 2013.

Save as disclosed above, no material contract (not being a contract entered into in the ordinary course of business) has been entered into by any member of the Group within the two years immediately preceding the issue of this circular.

APPENDIX II	GENERAL INFORMATION

Documents for inspection

Copies of the following documents are available for inspection during normal business hours at Unit B, 31/F., United Centre, 95 Queensway, Hong Kong for a period of 14 days (excluding Saturdays and Sundays) from the date of this circular:

(1)	the Company’s articles of association;

(2)	the Company’s 2010, 2011 and 2012 annual reports;

(3)	a copy of each contract set out in the paragraph headed “Material Contracts” in this Appendix;

(4)	a copy of each circular issued pursuant to the requirements set out in Chapters 14 and/or 14A of the Listing Rules which has been issued since the date of the latest published audited accounts of the Company;

(5)	the letter of advice issued by Shenyin Wanguo Capital (H.K.) Limited to the Independent Board Committee and the Independent Shareholders dated 25 September 2013, the full text of which is set out on pages 19 to 32 of this circular;

(6)	the Financial Services Renewal Agreement; and

(7)	the Catering Services Renewal Agreement.

– 42 –